Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICE COMPANY

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	Year ended Dec. 31,
	2005	2004	2003	2002	2001
Earnings as defined:
Pretax income	$100,178	$86,136	$133,634	$117,245	$201,275
Add: Fixed Charges	54,189	53,528	54,476	54,912	57,276
Earnings as defined	$154,367	$139,664	$188,110	$172,157	$258,551
Fixed Charges:
Interest charges	$54,189	$53,528	$48,304	$47,062	$49,426
Distributions on redeemable preferred securities of subsidiary trust	—	—	6,172	7,850	7,850
Total fixed charges	$54,189	$53,528	$54,476	$54,912	$57,276
Ratio of earnings to fixed charges	2.8	2.6	3.5	3.1	4.5